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                  [Wilson Sonsini Goodrich & Rosati Letterhead]


                                December 30, 1998


VIA EDGAR, FACSIMILE AND COURIER
Ms. Rani Doyle, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Mail Stop 4-6

Telephone:  202.942.1834
Facsimile:   202.942.9544

RE:      MOMENTUM BUSINESS APPLICATIONS, INC.
         REGISTRATION STATEMENT ON FORM S-1
         REGISTRATION NO. 333-67363

Dear Ms. Doyle:

         On behalf of Momentum Business Applications, Inc. ("Momentum"), and pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby request that Momentum's registration statement on Form S-1 (Registration No. 333-67363), originally filed on November 16, 1998 and amended on November 25, 1998 (the "Registration Statement"), be withdrawn. Momentum is withdrawing the Registration Statement because it has decided to register its Class A Common Stock with a registration statement on Form 10 (Registration No. 000-25185), originally filed on December 24, 1998 and amended on December 29, 1998.

         In addition, Momentum herby requests that its related registration statement on Form 8-A also be withdrawn at this time.

         If you have any questions in this regard, please contact Steven L. Berson, Peter Heinecke or the undersigned of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 493-9300.

                                        Very truly yours,

                                        WILSON SONSINI GOODRICH & ROSATI
                                        Professional Corporation

                                        /s/ Michael S. Russell

                                        Michael S. Russell

cc:      Ronald E.F. Codd